UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2006	December 31, 2005
PLAN ASSETS AND LIABILITIES

Total Plan Assets	$2,617,711	$3,495,635

Total Plan Liabilities	11,932	7,874

Net Plan Assets	$2,605,779	$3,487,761

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2006
INCOME, EXPENSES AND TRANSFERS
ADDITIONS:
Contributions:
Participant contributions	$159,078
Employer contributions	41,209

Total contributions	200,287
Investment income	216,210

Total income	416,497

DEDUCTIONS:
Benefits paid to participants	1,296,832
Administrative expenses	1,647

Total deductions	1,298,479

Net loss	(881,982)

TRANSFER OF PARTICIPANTS’ ASSETS	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,487,761

End of year	$2,605,779

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2006
SPECIFIC ASSETS

Employer Securities	$862,294

Participant Loans	$160,870

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO RIVER GAS DIVISION UNION SAVINGS PLAN
(name of plan)

Date: June 28, 2007	/s/ Anne M. Grier
Anne M. Grier
Chairman, Dominion Resources Services, Inc. Administrative Benefits Committee